September 25, 2007

VIA EDGAR TRANSMISSION, FAX TO 202-772-9368 AND REGULAR MAIL

MS. TRACEY MCKOY, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
1 Station Place, N.E.
Washington, D.C. 20549-7010

Re:   Congoleum Corporation Form 10-K for the fiscal year ended December 31,
      2006
      File No. 1-13612

Dear Ms. McKoy:

This letter sets forth the responses of Congoleum Corporation, a Delaware corporation (the "Company"), to the comments of the staff of the Securities and Exchange Commission (the "Staff") set forth in the Staff's letter dated September 18, 2007 (the "Comment Letter") regarding the above-referenced Annual Report on Form 10-K (the "Annual Report"). For the convenience of the Staff, we have set forth in this letter (in italics) each of the Staff's comments that were included in the Comment Letter and numbered each of the responses to those comments included herein to correspond with the respective comment number from the Comment Letter. Capitalized terms used in our responses below but not defined therein have the meanings given in the Annual Report. All references to page numbers and captions correspond to the page numbers and captions in the Annual Report.

1. Please clarify your accounting for your asbestos related assets and liabilities. You state that as of December 31, 2001, you recorded a liability of $53.3 million, and an insurance asset "based upon this liability estimate and an estimate of the portion that would be allocable to insolvent carriers, of $45.3 million". If this is so, it would appear that your probable asset would be only $8 million. It is also unclear how you would have another $35.5 million to offset against the $53.3 million liability. Similarly, please clarify 2000. We request that you provide easy to understand tables with narrative footnotes so that this issue is easier to understand. Also please address why you appear to have recorded receivables from insolvent carriers in 2001.

      To clarify our prior response, at December 31, 2001 Congoleum recognized the minimum of the range (as we did not believe any number within the range was more probable) of $53.3 million and recognized a related insurance asset of $45.3 million, based upon the liability estimate and an estimate that $8.2 million of the liability would be allocated to insolvent carriers (and to years for which no insurance coverage existed). The following table summarizes how we accounted for asbestos liabilities at December 31, 2000 and December 31, 2001, including how December 31, 2001 was presented in our 2002 financial statements:

                              Congoleum Corporation
                    Asbestos Liabilities and Insurance Assets
                     Years ended December 31, 2000 and 2001
                               Dollars in millions

                                                                     12/31/2001
                                                                         as
                                                                     reported in
                                            12/31/2000   12/31/2001   2002 10-K
--------------------------------------------------------------------------------
Minimum estimated liability                   $  35.1     $  53.3      $  53.3
Maximum estimated liability                     161.3       195.6        195.6
--------------------------------------------------------------------------------

Liability estimate selected              A    $  35.1     $  53.3      $  53.3

Portion of the selected liability
estimate allocable to insolvent
insurers and periods of no coverage      C        8.2         8.2          8.2
                                              --------------------------------
Estimated liability for which
insurance deemed probable                        26.9        45.1         45.1

Portion of probable insurance for
which criteria met to permit
direct offset of liability               B       19.8        35.5          0.0
                                              --------------------------------
Portion of probable insurance for
which criteria to permit direct
offset of liability not met              D    $   7.1     $   9.6      $  45.1
                                              ================================

Amounts reported on Balance Sheet (1)
Asbestos Liability                      A-B   $  15.3     $  17.8      $  53.3
Insurance Asset                          D        7.1         9.6         45.2
                                              --------------------------------
Net Liability                            C    $   8.2     $   8.2      $   8.1
                                              ================================

      (1) Prior to 2002, Congoleum did not show asbestos liabilities as a separate line item on the balance sheet. The amounts shown here for 12/31/2001 and 12/31/00 were included in other assets and other liabilities, and were broken out in a table of environmental and asbestos liabilities in the footnote 15 on Environmental and other liabilities.

2. We note that you do not believe that your liability for claims settled under the Claimant agreement is contingent upon final approval of a plan of reorganization. We also note that a recent judicial ruling noted that participants in the agreement can only look to the assets of the Trust and the release granted was not conditioned upon the creation of a Trust, funding of the Trust or final approval of a plan of reorganization. Help us better understand this view. Please identify and describe the specific ruling and provide appropriate excerpts, or a copy of the ruling.

      In May 2007, the Superior Court of New Jersey issued a ruling in CONGOLEUM CORPORATION vs. ACE AMERICAN INSURANCE CO., et. al. deciding the first phase of the insurance coverage litigation between Congoleum and its insurance carriers. The decision dealt with whether the insurance companies were obligated to cover the settlements embodied in the Claimant Agreement. In that opinion (on page 16), the court stated "Mr. Gilbert, in response to the Courts [sic] questioning, stated that the claimants who signed the claimant agreement would have no recourse against Congoleum. In addition the Claimant Agreement language which was alluded to by Ms. Orr does not persuade this Court that Congoleum was obligated to pay these claims. The Court understood from the testimony of Gilbert, which was confirmed by Weitz, Feist, and Richard Marcus, that the releases were non-recourse whether or not anyone recovered insurance proceeds." A copy of the opinion is attached as Exhibit I.

      You state that the ruling noted that participants can only look to the Trust, but also said that the release was not conditioned on the creation of a Trust. This appears inconsistent. Further, considering that the Claimant agreement was executed contemporaneously with the Collateral Trust and Security agreements, it is unclear how you believe that the Claimant agreement could be effected in the complete absence of a Trust.

      In other words confirm to us, that if no trust is ever created, and you were to withdraw your plan of bankruptcy, you have formed (or obtained) the legal opinion that the Claimant agreement (although not completely adhered to on your part, because you failed to form a Trust) would be fully enforceable under law. Explain to us the mechanism under which you would settle such claims in the absence of the Trust and/or bankruptcy protection.

      Further in this next response, please provide us with a comprehensive explanation of your legal reasoning regarding this position. Provide direct reference to the appropriate sections and give analysis of the agreement, including legal precedent to explain to us exactly why the release granted was not conditioned upon the creation of a Trust, funding of the Trust or final approval of a plan of reorganization.

      Following is a description of the agreements and our legal interpretation of their effect. Capitalized terms are defined terms in the respective agreements. A copy of the Claimant Agreement is attached as Exhibit II.

      At the time the Claimant Agreement was executed, the Collateral Trust was also formed. The Collateral Trust was intended to serve as a predecessor to the Plan Trust which would be formed upon confirmation and effectiveness of a reorganization plan. A Security Agreement was also executed at that time, pursuant to which Congoleum granted the Collateral Trustee a Security Interest in substantially all its future Insurance Proceeds. The prior response did not clearly distinguish between the Collateral Trust and the Plan Trust. The releases were conditioned on creation of the Collateral Trust, which was created at the same time the Claimant Agreement was signed, but were not conditioned on the creation of the Plan Trust.

      The settlements under the Claimant Agreement were secured only in part. The Security Interest secured 75% of each participant's claim, which were collectively referred to as the Secured Asbestos Claims. The remaining 25% of each participant's claim were collectively referred to as the Unsecured Asbestos Claims.

      With respect to the Secured Asbestos Claims, in addition to the releases, the Claimant Agreement provided (at III. C.), "It is the expectation of Congoleum and Participating Asbestos Claimants that the Secured Asbestos Claims shall be paid entirely out of the Insurance Proceeds (as defined in the Security Agreement)." With respect to the Unsecured Asbestos Claims, the Claimant Agreement provided (at IV. B.), "The portion of Congoleum's obligation to a Participating Asbestos Claimant to pay in excess of such Participating Asbestos Claimant's Secured Asbestos Claim shall constitute an unsecured claim (an "Unsecured Asbestos Claim"). Such an Unsecured Asbestos Claim shall be treated in accordance with the terms of a confirmed plan of reorganization in the event Congoleum files a chapter 11 case. If unpaid and if Congoleum does not commence a chapter 11 case within 24 months of the Effective Date, the Unsecured Asbestos Claim shall become immediately due and payable." Since our plan was to commence a Chapter 11 case within the 24 month period, and we did in fact do so, the recourse of holders of Unsecured Asbestos Claims is limited to what will be provided by a Plan Trust in accordance with a confirmed plan of reorganization.

      The legal reasoning is that the Claimant Agreement was a contract. Congoleum performed its obligations under that contract, each Qualified Participating Claimant executed a voluntary, final and unconditional release releasing and discharging Congoleum from liability for such asbestos claim, including any further asbestos claims, and therefore Congoleum has no further liability for these claims.

      The Bankruptcy Court has subsequently found that the Security Interest in the Insurance Proceeds was not perfected and is invalid. Unless that ruling is overturned on appeal, the Claimant Agreement participants will have no priority of payment from the Insurance Proceeds over the other asbestos claimants.

      In the absence of a Plan Trust and/or bankruptcy protection, we would litigate to enforce the effectiveness of the releases the Claimant Agreement participants granted, although such a strategy might not be feasible absent bankruptcy protection.

3. In our prior letter we asked why, with reasonable due diligence, claims by claimants not determined under the claimant agreement and unasserted future claims, could not be reasonably estimated. Although we recognize that such estimates are complex and not routine, they are also not uncommon. We would assume that a reasonable estimate could establish a range of loss, the minimum of which would not be zero. In your response you only provide reference to expert witness estimates.

      We reiterate our question. Please tell us why, as you have in the past, you believe you are unable to develop a reasonable estimate for claims by claimants not determined under the claimant agreement and unasserted future claims.

      We believe we are unable to develop a reasonable estimate for claims by claimants not determined under the Claimant Agreement and unasserted future claims because we do not have current data on the population of outstanding claims being asserted against Congoleum or the cost of resolving those claims in the current legal environment for mass torts.

      When we prepared past liability estimates (2002 and prior), we had current and accurate information on asbestos claims being asserted against Congoleum, settlements of claims and dismissal rates. That information included numbers of claims and dollar amounts, plus disease, occupation and exposure information (at least for a portion of the claims) gathered by our local defense counsel that would have been handling the cases on our behalf. We then provided that information to the consulting firm that prepared the liability estimates we used for financial reporting.

      We no longer have this type of information. Pursuant to bankruptcy law, asbestos claims against Congoleum have been stayed since the filing of our bankruptcy petition at the end of 2003.

      While we have limited information on approximately 33 thousand additional claimants that submitted votes in connection with solicitation of our Fourth Plan in May 2005, the disease mix of this claims group, compared to the Claimant Agreement claims population, is heavily skewed towards the maximum dollar claims, suggesting, despite clear voting instructions, many claimants may have simply checked the highest dollar box without reading and/or understanding the eligibility requirements. We do not know how many claims may have existed at that time where the claimant did not bother to vote on the Fourth Plan, nor do we have any data on claims that may have developed since that date. We believe reasonable estimates of future claims are dependent on accurate data with respect to current claims.

      Our previous liability estimates were based on experience resolving cases in the tort system. A number of factors have changed the environment of the asbestos tort system since we entered bankruptcy such as tort reform in some jurisdictions and the revelations of fraudulent diagnoses found by U.S. District Judge Janis Jack in the Texas silicosis cases. Because we are no longer in the tort system, we do not have data on the level of damages demanded or what our settlement and defense costs would be in the current environment, and predicting the future environment for this type of litigation is even more difficult.

      As noted in our previous response, Bankruptcy and New Jersey State Court expert witnesses have submitted expert reports and testified in the Coverage Action as to estimates of future claims (beyond claims not determined under the Claimant Agreement) with present values ranging from $40 million to $1.4 billion. These experts had access to the same Congoleum claims data. The conclusions they reached based on the same historical data indicate that the estimates are highly sensitive to the assumptions and methodologies employed and experts do not agree on the assumptions and methodologies. The resulting range of estimates is so wide that it can hardly be called a "reasonable estimable" as that term is contemplated in FAS 5. FAS 5 paragraph 59 states "The requirement that the loss be reasonably estimable is intended to prevent accrual in the financial statements of amounts so uncertain as to impair the integrity of those statements. The Board has concluded that disclosure is preferable to accrual when a reasonable estimate of loss cannot be made." We believe that to be the case here.

If you have any questions regarding the foregoing, please do not hesitate to contact me at 781-237-6655.

Sincerely,

Congoleum Corporation


Howard N. Feist
Chief Financial Officer

Cc:  Securities and Exchange Commission
     John Hartz

                                                                       Exhibit I


            NOT APPROVED FOR PUBLICATION WITHOUT THE APPROVAL OF THE
                              COMMITTEE ON OPINIONS

                                                    SUPERIOR COURT OF NEW JERSEY
                                                   LAW DIVISION MIDDLESEX COUNTY
                                             NICHOLAS J. STROUMSTOS, JR., J.S.C.

                                             DOCKET NO. MID-L-8908-01

-------------------------------------------------------

CONGOLEUM CORPORATION,
                                                          Decision and Judgment
                        Plaintiff

            vs.

ACE AMERICAN INSURANCE CO., et. al.,

                        Defendants

-------------------------------------------------------

                     FINDINGS OF LAW AND FACT: TRIAL PHASE I

      This Declaratory Judgment action has been bifurcated into three phases. Phase 1, which is the subject of the foregoing, concerns:

            [a]ll issues and claims relating to whether the defendant insurers are obligated to provide coverage under the policies at issue in this litigation for the [Claimant's Agreement] entered into by Congoleum including but not limited to all issues and claims relating to both Congoleum's decision and conduct in entering into the Claimant Agreement and filing a prepackaged bankruptcy, and the insurance company defendants' decisions and conduct in opposing the Claimant Agreement and Congoleum's pre-packaged bankruptcy, the reasonableness and good faith of the Claimant Agreement, whether the Claimant Agreement breached any insurance policies-and, if so, whether the insurance companies suffered any prejudice, and whether the insurance companies' opposition to the Claimant Agreement and bankruptcy and various other conduct by the insurers has breached their duties of good faith and fair dealing such that they are precluded from asserting that Congoleum's decision to enter into the Claimant Agreement constitutes any breach(es) on the part of Congoleum. (Case Management Order Number V, Paragraph 5.)

                            FINDINGS OF MATERIAL FACT

      The Court finds the following facts. Plaintiff Congoleum Corporation is a longtime manufacturer of flooring products. Years ago, before 1974 for tile products and before 1983 for vinyl products, certain of their products contained asbestos. The asbestos was encapsulated within the products during the manufacturing process.

      Congoleum was first named defendant in an asbestos-related bodily injury claim in 1981. Over the next 21 years, from 1981 to 2002, over 70,000 claimants filed suit against Congoleum. Of all of those, Congoleum's primary insurers resolved over 33,000 claims for approximately $13.5 million. The majority of the claims were dismissed without payment.

      Liberty Mutual Insurance Co. ("Liberty") and Employers Insurance Co. of Wausau ("Wasau") issued primary general liability insurance to Congoleum, and defended and indemnified Congoleum against the underlying claims until 2001 and 2002, respectively. Liberty provided Congoleum with primary liability insurance from January 1, 1954 to December 1, 1972 and March 1, 1976 to August 19, 1987. It is disputed whether Liberty issued policies prior to 1954. Wasau provided Congoleum with primary liability insurance from January 1, 1973 through March 1, 1976. Congoleum also has approximately $1.3 billion in excess coverage limits for the asbestos-related bodily injury claims from numerous other carriers. Notably, approximately 30% of the available coverage limits were issued by insurance companies that are now insolvent.

      By February 2001, Liberty alleged it had exhausted its limits of liability and advised Congoleum that it no longer would indemnify them in relation to the underlying asbestos claims. In claiming exhaustion, Liberty relied on a non-cumulation provision in its policies that it believed limited its obligations to a single limit of liability even though the underlying claims triggered multiple policies and Liberty acknowledged primary coverage for least 30 years dating back to 1955.

      After Liberty withdrew, Wasau continued to pay claims until August 28, 2002, at which time they advised Congoleum that they had its primary limits of liability.

      In July 2001, Congoleum, concerned with being tagged a primary defendant in asbestos suits around the county, convened a meeting of its excess carriers to discuss the transition from its primary to access coverage, many of which were supervised by the Honorable Mark Epstein. At the conclusion of that meeting, Congoleum made a proposal to its first layer excess carriers. Those first layer excess carriers declined to agree to Congoleum's proposal because, in their collective view, Congoleum had not yet exhausted its primary coverage. The excess carriers relied on the decision made in Spalding Composites Co. Inc.
v. Aetna Cas. & Sur. Co., 176 N.J. 25 (2003). The majority of the first layer insurers responded to Congoleum by not admitting coverage or offering to participate in the defense subject to a reservation of rights.

      On September 15, 2001, Certain Underwriters at Lloyd's of London and Certain London Market Insurance Companies brought this action against Congoleum and its other insurers seeking a declaration of all their rights and obligations to Congoleum for the underlying asbestos claims. Lloyd's sought a declaration that the policies they issued did not provide coverage for the asbestos claims.

In their pleadings, all of Congoleum's excess insurers disputed the contractual obligations to provide coverage for Congoleum's asbestos liabilities. In addition, the excess insurers raised affirmative defenses. Defendants, Old Republic Insurance Company, First Aid Insurance Company and Twin City Fire Insurance Co., in particular, wrote letters denying coverage.

      Congoleum responded by including a demand for relief against the insurers. On April 16, 2002, the parties were realigned, with Congoleum named plaintiff.

      Around the period concerning the inception of this litigation, Congoleum conducted a mock trial in New York City through DecisionQuest. Congoleum claims that the jurors generally rejected their low-dose encapsulation defense and product identification defense. From the mock trial, Congoleum claims it concluded that it would have an extremely difficult time litigating the case in trial, with a particularly difficult task of avoiding a reckless disregard finding. In general, Congoleum claims that the mock trial demonstrated that their proposed defenses would not work in this type of litigation. Accordingly, Congoleum thought it was in their best interest to negotiate a settlement.

      Also around this time period, Congoleum claims they supplied the first layer insurers with an edited version of a report prepared by Ernst & Young, an outside consulting firm retained by Congoleum to analyze its estimated future asbestos liabilities for 2000 and 2001. That report projected Congoleum's future asbestos liability at $44 million to $250 million. However, Congoleum claims that they specifically advised the insurers that, in their view, those estimations probably understated the future liabilities by a significant degree; and that after making adjustments to correct certain errors and to utilize more current information, Congoleum advised the insurers that the report should be doubled or tripled. Consequently, Congoleum estimated their future liability at a figure close to $500 million.

      Congoleum argued that that figure was quantified in an actuarial report of Congoleum's pending asbestos liabilities prepared by Navigant Consulting. Navigant estimated that the minimum amount necessary to settle the claims as of December 31, 2002 would be at least $309 million. In reaching this conclusion, Navigant assumed that 60% of the pending claims would be dismissed without payment. Also, Thomas Vazquez, Congoleum's economic expert made a calculation for total future liability which ranged from $1.9 billion ($1 billion net present value), and $2.7 billion ($1.4 billion net present value).

      Unbeknownst to any of the insurers, by late September 2002, Congoleum began to explore the possibility of a prepackaged bankruptcy. According to Congoleum, it began to explore this option because a damages-only verdict was entered in two claims, Cook and Arsenault, resulting in substantial damages of $18.2 million and $15.8 million, respectively. The liability trail was looming and in the view of Congoleum, the excess insurers had abandoned it. Accordingly, they began a chin of events which culminated in a negotiation of the Claimant Agreement which incorporated the prepackaged bankruptcy plan. Congoleum saw the bankruptcy plan as the most effective way to combat the liability incurred by virtue of the asbestos litigation, particularly after they became a primary target for asbestos plaintiffs.

      The planning of the prepackaged bankruptcy began on September 23, 2002, when Howard Feist, Congoleum's CFO, met with Perry Weitz, a plaintiffs' lawyer who represented the plaintiffs in the Cook and Arsenault matters. Congoleum claims that their representatives met with Weitz to try to convince him that Congoleum did not have the financial resources to pay a settlement of 20 million dollars he was demanding in the underlying cases. Congoleum claims that despite those representations, Weitz still refused to lower his demand.

      Weitz then suggested that Congoleum should consider an exit strategy for its asbestos liability. Consequntly, the plan to enter into a prepackaged bankruptcy was born. It is undisputed that Weitz recommended that Congoleum seek out Scott Gilbert as an attorney, describing him as a prepackaged bankruptcy expert. Mr. Gilbert was co-counsel with Weitz in other asbestos litigation.

      On September 24, 2002, Richard Marcus, Congoleum's Vice Chairman, spoke with Gilbert by phone. During that conversation, Marcus told Gilbert that Congoleum had approximately $1 billion of insurance. Marcus also said that Feist had met with Weitz who suggested that Congoleum retain Gilbert. On September 26, 2002, Marcus met with Weitz and during those meetings Marcus told Weitz that Congoleum was going to meet with Mr. Gilbert on October 1, 2002.

      On October 1, 2002, Congoleum met with Gilbert in Washington, DC. There, Feist, Richard Marcus (Congoleum's vice chairman) and Roger Marcus (Congoleum's
CEO), retained Gilbert and his firm, Gilbert Heintz and Randolph ("GHR") to represent Congoleum in pursuing a prepackaged bankruptcy. On that day, Gilbert called Weitz to resolve the Cook and Arsenault for $16 million.

      The excess insurance carriers refused to pay claims even after Cook and Arsenault were settled. Congoleum tried unsuccessfully to secure a coverage-in-place agreement. Despite requests for the first layer insurance to provide a group response to the coverage-in-place agreement, Congoleum never received a commitment. Instead, while Congoleum had settlement discussions with some of its insurers, the insurers continued to reserve their rights and directed Congoleum to act reasonably and in its own best interests. On November 1, 2002, Congoleum prepared a draft release announcing its intention to file a prepackaged bankruptcy.

      On November 8, 2002, Gilbert, Craig Litherand, Bette Orr and Heather Keele of GHR met with Dominic Pacitti, Jeffrey Hampton, and Norman Pernick of Saul Ewing, Congoleum's initial bankruptcy counsel, and Jan Baker and Mark Chehi of Skadden Arps Slate Meagher & Flom, bankruptcy counsel for Congoleum's parent, American Biltrite, Inc. ("ABI"), to discuss the bankruptcy plan. On November 19, 2002, Gilbert and Orr met with Joe Rice and Weitz in New York to discuss the bankruptcy. Rice became involved because he could recruit enough claimants to ensure that 75% of the asbestos claimants would support Congoleum's prepackaged plan (as per section 524(g) of the bankruptcy code). Moreover, Rice had been involved with Gilbert and Weitz in other prepackaged bankruptcies.

      By November 2002, Michael Rooney, a partner of the Kenesis Group, retained on the recommendation of GHR, had been engaged and began work on the global settlement. At that time, Kenesis was majority owned by GHR. The next year, they merged with Clearinghouse, a claim reviewing firm then owned by Joe Rice's paralegal on leave, Benee Wallace. Congoleum assigned Mr. Rooney to negotiate the medical criteria to be incorporated in the global settlement. Congoleum and GHR further contemplated that Kenesis/Clearinghouse would later assume responsibility for reviewing claims. They were compensated on a per claim basis.

      On December 10, 2002 and December 12, 2002 Congoleum met with its lender, Congress Financial Bank, to discuss financing options for the bankruptcy. The notes taken during that meeting reflect that Congoleum discussed a facilitation fee for Rice and Weitz, that Congoleum was expected contribution of a "few million" dollars, and that Congoleum recognized its insurers would not be willing participants to the settlement. Michael Strack of Congress Financial testified that during the meeting they had with Congoleum's representatives, Congoleum's representatives characterized the proposed fee to be paid to Weitz and Rice as a "payoff".

      On January 9, 2003 and January 10, 2003, Gilbert, Orr and in Rooney met with Weitz and Rice in Palm Beach, Florida.. No Congoleum representative nor insurance carrier was present. A large part of the meeting was devoted to a discussion of the "facilitation fee". Three days later, on January 13, 2003, Congoleum issued a press release revealing that it was actively engaged in negotiations toward a goal global resolution of its asbestos liabilities, and that upon successful completion of these negotiations Congoleum intended to file a prepackaged bankruptcy.

      Until seeing the January 13, 2003 press release, none of Congoleum's insurers knew that Congoleum was considering a private prepackaged bankruptcy plan. Prior to the press release, the first-layer excess carriers believed they were negotiating a coverage-in-place agreement. One first layer excess carrier even sent Congoleum's coverage counsel a letter on November 15, 2002 asking why no was returning his calls. Congoleum responded later that afternoon by saying that the delay was caused by office illnesses, but never mentioned that Congoleum was negotiating a global settlement and a prepackaged bankruptcy plan.

      After issuing its press release, Congoleum concluded its negotiations with Weitz and Rice for the global settlement agreement of the underlying asbestos claims. The global settlement agreement was executed on April 10, 2003.

      On October 16, 2003, Congoleum tendered to the insurers $203,323,000 in claims allowed and liquidated under the Claimant Agreement. By February 26, 2004, that number grew to $465,606,000.

      On December 31, 2003, Congoleum filed its Chapter 11 bankruptcy petition and the prepackaged plan of reorganization in the United States Bankruptcy Court for the District of New Jersey. On October 13, 2005, the United States Court of Appeals for the Third Circuit reversed the Bankruptcy Court's order approving the retention of GHR as one of the law firms representing Congoleum. The Third Circuit found, among other things, that GHR had an actual conflict in representing Congoleum because GHR, by virtue of its co-counsel arrangements, represented thousands of the same claimants who would be compensated as a result of the negotiations with Congoleum. Accordingly, GHR's conflicts prevented it from being completely loyal to Congoleum's interests. The Bankruptcy Court subsequently entered an order requiring GHR disgorge more than $9 million in fees.

                           CONCLUSIONS OF LAW AND FACT

      In the first phase of this trial, defendants collectively have offered three separate and independent grounds in seeking a judgment that they have no coverage obligations for the Claimant Agreement at issue. First, they argue that the Claimant Agreement was not entered in good faith and is unreasonable. Second, they argue that the insurers had a reasonable, good faith basis to withhold consent to the Claimant Agreement. Finally, they argue that the asbestos claimants participating in this Claimant Agreement released Congoleum from any obligations relating to the settlement monies.

Reasonableness and Good Faith of the Claimant Agreement and Good Faith Basis to
                                Withhold Consent

      Under New Jersey law, a settlement entered into without the consent of insurers may be enforced against those insurers only if the settlement is reasonable and entered in good faith. See Griggs v. Bertram, 88 N.J. 347 (1983); see also Fireman's Fund Ins. Co. v. Imbesi, 361 N.J. Super. 539 (App. Div.
2003). If either prong is not satisfied, the Court should not enforce a settlement. Imbesi, 361 N.J. Super. at 564. In this situation, the burden of proof lies on the insured, i.e., the burden to produce evidence to support the reasonableness and good faith of the settlement. Id. at 565. Assuming that the insured can meet this initial burden, the burden of persuasion then shifts to the defendants. Id.

      In support of the reasonableness of the Claimant Agreement, Congoleum argues that there is no evidence in this case that the insurers could have negotiated a more favorable settlement in April 2003 than Weitz and Rice achieved with Congoleum's negotiators. Moreover, they reject the insurers' argument that Congoleum paid little or nothing as a part of this global settlement is mistaken as they have contributed cash, rights to insurance coverage for asbestos claims, and stock value at the time of confirmation. Finally, they claim Congoleum has put company control at risk as part of this bankruptcy.

      The Court finds, however, consistent with the defendants' position, that the defendant insurers, upon learning of Congoleum's pursuit of a prepackaged bankruptcy, asked to be allowed to meet and participate. GHR, Rice and Weitz invited the insurers to meetings on March 13, 2003 in South Carolina and March 20, 2003 in New York; however, no real negotiations took place at that meeting. One meeting was delayed while Scott Gilbert and Joe Rice were enjoying the afternoon looking at custom made motorcycles. In addition at each of the meeting the insurance carriers were told discussions would advance only after they agreed to tender their policies. The insurers did not receive a draft of the Claimant Agreement until March 7, 2003. Congoleum later provided the insurers with revised drafts of the settlement documents, but only after an agreement in principle had been reached with Weitz and Rice without consulting the insurers.

      The defendant insurers then reasonably declined to provide coverage to Congoleum for the Claimant Agreement on multiple grounds, including: (1) the fact that Congoleum excluded the insurers from participating in negotiations leading to the Claimant Agreement; (2) Congoleum entered into the settlement without the carriers' consent and over their objections; (3) the Claimant Agreement was the product of negotiations by conflicted counsel; (4) the use of Kenesis as the claims reviewer; (5) the payment of $1 million each to Weitz and Rice; (6) the Claimant Agreement would result in the payment of claims that would not be paid in the tort system; and (8) the Claimant Agreement contained weak exposure and medical causation requirements, yet provided claims values that vastly exceeded Congoleum's historical average payments. In the Court's view, these factors constitute reasonable grounds on the part of the defendant insurers to decline to provide coverage under the circumstances. Moreover, the defendants' decision to decline to provide coverage was a decision made in good faith, given the factors listed above.

      Moreover, the Court further finds that GHR colluded with Rice and Weitz to create a framework that would provide Congoleum with both the insurance money and also protect against the asbestos liability, while leaving the insurance companies to bear the costs. The negotiated settlement clearly harmed the interests of the absent, non-participating insurance companies, who were never meaningful contributors to the terms of the settlement.

      The Court also finds the prepackaged bankruptcy plan enabled the conflicted plaintiffs' lawyers to liquidate their claims before Congoleum filed a bankruptcy petition, thereby giving them an unfair priority in relation to Congoleum's other creditors. As such, this was not an arrangement that would have been agreeable to the insurance companies. In fact, Congoleum acknowledged that the defendants would not consent to the Claimant Agreement. The insurers made clear that one of the reasons the settlement was improper because the

Claimant Agreement would attract and pay claims that would not have ordinarily been paid in the tort system, thereby dramatically increasing the asbestos liability. Consequently, the insurers in good faith, reasonably objected because the agreement was intended to harm their interest by increasing its asbestos liabilities.

      Even more disconcerting is that Congoleum entered the Claimant Agreement on advice of outside counsel, GHR, who had an actual conflict of interest because of its relationship with Weitz and his law firm, including their joint representation of claimants with claims against Congoleum.

      Also, the Claimant Agreement significantly abandons viable defenses in the tort system, including requirements of product identification, statute of limitations, and the existence of deferred dockets for claims of unimpaired claimants in certain states. It is worth noting that Congoleum was dismissed without payment in a substantial number of claims tried against it, though the Court is conscious that Congoleum had only recently been "tagged" a primary asbestos defendant.

      The Court is also concerned by the fact that the Claimant Agreement is structured in a way that Congoleum would avoid its Carter-Wallace share while still retaining its ownership of the company. The agreement expressly provided that claim should be paid entirely out of the insurance proceeds. Also, once Congoleum assigned its rights to insurance, Congoleum avoided paying the share it would have been obligated to pay under New Jersey law for uninsured and solvent periods. Accordingly, Claimant Agreement is also unfair in that aspect.

      Equally concerning under the reasonableness prong of the Griggs/Imbesi tests is that the Claimant Agreement allows time-barred claims. Notably, the agreement contains no statute of limitations provisions. Moreover, the Claimant

Agreement also contains no meaningful exposure requirement. The exposure requirement merely required a claimant to sign a statement that he or she was exposed to an asbestos-containing product for which Congoleum has legal liability in order to recover under the agreement. This provision was so lax that any individual could file a claim and it would be virtually impossible to challenge the exposure to the product since no details of any kind were required.

      The Claimant Agreement also contains no meaningful provisions to ferret out fraudulent claims. Kinesis allowed a multitude of claims to be processed in assembly line fashion which produced inherently fraudulent claims which Congoleum attempted to address by modifying its bankruptcy plan to include a provision of further review. However, the plan which is the subject matter of this litigation does not contain a further review of this type.

      Moreover, the Court has already found that the upper layer insurance defendant's answers in affirmative defenses do not constitute denials of coverage, and accordingly did not constitute a breach toward their obligations to Congoleum. The non-breaching carriers can have no coverage obligations for the Claimant Agreement if they had a reasonable, good-faith basis to withhold consent to the settlement, regardless of whether the Claimant Agreement was reasonable or entered into in good faith pursuant to Radio Taxi Serv. Inc. v. Lincoln Mutual Ins. Co., 31 N.J. 299 (1960). Under that case, Congoleum would bear the burden of proving that the defendants breached their obligations under New Jersey law. Congoleum would essentially have to prove that the insurance companies failed to fairly and honestly consider the Claimant Agreement before withholding consent. Given the Court's findings of fact in this case, Congoleum cannot make that showing.

      Defendants fairly and honestly considered the Claimant Agreement and outlined the specific Accordingly, they did have a good-faith basis to withhold consent. The evidence at trial showed that defendants withheld consent for plainly legitimate reasons, discussed in detail above.

Moreover, the court also finds Congoleum's argument as to this point unconvincing. Congoleum argued that the evidence shows that the defendants would have objected to any agreement entered in connection with the prepackaged bankruptcy plan. Specifically, they pointed to minutes of the meetings of the American Insurance Association ("AIA") where various insurance company representatives expressed concerned about prepackaged bankruptcies. According to Congoleum those minutes showed that defendants would have withheld consent for any settlement entered into in conjunction with a prepackaged bankruptcy, even a reasonable one negotiated arm's-length. The Court agrees with defendants insofar as they argue that the AIA minutes merely reflect a general concern among the participating insurers that prepackaged bankruptcies merely present an opportunity for abuse. The fact that the insurers had general concerns about the opportunity for abuse does not mean that their objections to the Claimant Agreement were improper or that they did not really consider the Claimant Agreement.

                             Legal Obligation to Pay


      The Court will briefly address the argument of the insurers regarding Congoleum's failure to meet its burden of proving that the insurers are legally obligated to pay the claims settled under the Claimant Agreement. The terms of the carriers' policies included language which would be equivalent to "legally obligated to pay." It is not for this Court to alter the contract of the parties if in fact this language is clear and unambiguous. Pickett v. Lloyds, 131 N.J 457, 458 (1993).

      Mr. Gilbert, in response to the Courts questioning, stated that the claimants who signed the claimant agreement would have no recourse against Congoleum. In addition the Claimant Agreement language which was alluded to by Ms. Orr does not persuade this Court that Congoleum was obligated to pay these claims. The Court understood from the testimony of Gilbert, which was confirmed by Weitz, Feist, and Richard Marcus, that the releases were non-recourse whether or not anyone recovered insurance proceeds.

                                   CONCLUSION

      For the aforementioned reasons, the Court concludes that the Claimant Agreement is an unreasonable agreement, not made in good faith. Moreover, the defendants' opposition to the Claimant Agreement and bankruptcy were well-founded. Therefore the defendants have no coverage obligations for the Claimant Agreement under New Jersey law.

 Therefore for the foregoing reasons it is  Order and Adjudged

            On this 18th day of May 18, 2007

There is no Insurance obligation or coverage for the Claimant Agreement which is the subject matter of this litigation.


May 18, 2007                             /s/ Nicholas J. Stroumtsos, Jr. J.S.C.

                                         Nicholas J. Stroumtsos Jr. J.S.C..

                                                                      Exhibit II


                      Exhibit E to the Disclosure Statement
                              "Claimant Agreement"

                                               EXHIBIT E TO DISCLOSURE STATEMENT


             SETTLEMENT AGREEMENT BETWEEN CONGOLEUM CORPORATION AND
                           VARIOUS ASBESTOS CLAIMANTS

      This settlement agreement (the "Claimant Agreement") is entered into by, between and among Congoleum Corporation, its predecessors, successors, distributors and assigns (collectively, "Congoleum"), and the Participating Asbestos Claimants (as defined below), by and through representative plaintiffs' counsel, Perry Weitz, Esq. and Joseph F. Rice, Esq. ("Claimants' Counsel").

                                    RECITALS

      WHEREAS, numerous individuals have asserted asbestos-related bodily injury claims against Congoleum (each an "Asbestos Claimant" and collectively, the "Asbestos Claimants"), each alleging exposure to an asbestos-containing product manufactured, sold, or distributed by Congoleum or for which Congoleum otherwise may have legal liability (the "Asbestos Claims"), and it is anticipated that additional asbestos-related bodily injury claims will continue to be asserted against Congoleum; and

      WHEREAS, Congoleum is unable to meet its liability with respect to the Asbestos Claims absent prompt payment from its insurers of their obligations under the Policies, (as defined in the Collateral Trust Agreement referenced to below); and

      WHEREAS, Congoleum believes that substantial insurance coverage is available under the Policies for asbestos-related bodily injury claims and Congoleum intends vigorously to pursue such insurance coverage; and

      WHEREAS, Congoleum, contemporaneously herewith, is executing an agreement, titled Collateral Trust Agreement, establishing a trust (the "Collateral Trust") for, among other lawful purposes not inconsistent with this Claimant Agreement, distributing certain proceeds of the Policies in accordance with the Collateral Trust Agreement and this Claimant Agreement; and

                                             EXHIBIT E TO DISCLOSURE STATEMENT


      WHEREAS, Congoleum, contemporaneously herewith, is executing an agreement titled Security Agreement ("Security Agreement"), granting to the Collateral Trust a present and continuing security interest in Congoleum's rights to receive payment under and in certain insurance proceeds relating to the Policies; and

      WHEREAS, Congoleum entered into settlement agreements prior to this Claimant Agreement to resolve certain Asbestos Claims, under which some or all of the consideration has yet to be paid (the "Pre-Existing Settlement Agreements"); and

      WHEREAS, Congoleum may enter into additional settlement agreements to resolve certain Asbestos Claims that are scheduled for trial prior to the commencement of an anticipated chapter 11 reorganization case for Congoleum in an aggregate amount not to exceed $15,000,000.00 (the "Trial-Listed Settlement Agreements"); and

      WHEREAS, Congoleum and Claimants' Counsel, on behalf of Participating Asbestos Claimants (as defined below), wish to resolve and settle, in the amounts set forth in the compensable disease matrix attached hereto as Appendix A ("Compensable Disease Matrix"), all of the Asbestos Claims asserted by Asbestos Claimants who qualify as Participating Asbestos Claimants (as defined below) and to secure, in part, payment of the amounts for which such Asbestos Claims are settled by the grant of a security interest in the Collateral (as defined in the Security Agreement); and

      WHEREAS, Congoleum wishes to settle the Asbestos Claims asserted by Asbestos Claimants in order to attain certainty as to its asbestos-related liability to Participating Asbestos Claimants so that it may concentrate its attention on the operation of its business; and

      WHEREAS, Congoleum anticipates that it will commence a reorganization case under chapter 11 of the U.S. Bankruptcy Code; and

                                               EXHIBIT E TO DISCLOSURE STATEMENT


      WHEREAS, Congoleum intends to incorporate the terms of this Claimant Agreement in a "pre-packaged" plan of reorganization that Congoleum shall seek to confirm in its anticipated chapter 11 case (assuming the requisite acceptances are obtained).

      NOW, THEREFORE, in consideration of the mutual covenants below contained and intending to be legally bound hereby, Congoleum and each of the Asbestos Claimants agree as follows:

                                    AGREEMENT

I.    ASBESTOS CLAIM SETTLEMENT AND QUALIFICATION

      A. Upon the terms and conditions herein, Congoleum and each Asbestos Claimant who submits the information and documentation satisfactory to the Claims Reviewer (as defined below) as required under Section I.B (such Asbestos Claimant, together with any successor or assign, a "Participating Asbestos Claimant"), hereby compromise and settle the Asbestos Claim of such Participating Asbestos Claimant. The amount for which an Asbestos Claim is liquidated, compromised and settled (the "Participating Asbestos Claimant's Settlement Amount") shall be the respective amount set forth in the Compensable Disease Matrix applicable to the particular Participating Asbestos Claimant's disease category.

      B. To qualify as a Participating Asbestos Claimant, each Asbestos Claimant, or his counsel, must

            1. On or before May 15, 2003, submit in an electronic form reasonably satisfactory to the Claims Reviewer the following documents and information in form and substance satisfactory to the Claims Reviewer: (1) the Asbestos Claimant's name and social security number; (2) the Asbestos Claimant's alleged disease or injury; (3) a statement that his or her Asbestos Claim was filed in a court of competent jurisdiction on

                                               EXHIBIT E TO DISCLOSURE STATEMENT


or before the Effective Date (as defined below); and (4) a statement that the Asbestos Claimant is interested in participating in this Claimant Agreement; and

      2. On or before July 1, 2003, submit in writing the following documents and information in form and substance satisfactory to the Claims Reviewer: (1) evidence of bodily injury, sickness or disease consistent with the terms and meaning of the Compensable Disease Matrix however, if such Asbestos Claimant was qualified as a Participating Category D Claimant under the Settlement Agreement Between ACandS, Inc. and Various Asbestos Claimants, dated April 17, 2002 (the "ACandS Claimant Agreement"), a notice indicating that the claimant will rely upon the evidence submitted to the Claims Reviewer in connection with the ACandS Claimant Agreement will satisfy this requirement; (2) a verified statement that the Asbestos Claimant was exposed to an asbestos-containing product manufactured, sold, or distributed by Congoleum or for which Congoleum has legal liability; (3) a claim form that will indicate the Asbestos Claimant's name, address, social security number, exposure date and diagnosis date; (4) proof that the Asbestos Claimant had filed a claim in a court of competent jurisdiction against Congoleum on or before the Effective Date (as defined below); and (5) a release in the form of Appendix B hereto or another form acceptable to Congoleum (collectively "Claim Documentation"). Asbestos Claimants should note that if they were qualified under the ACandS Claimant Agreement as a Non-Malignant Participating Category D Claimant, reliance on the submission in connection with the ACandS Claimant Agreement will mean qualification here as a Level 1 Non-Malignant disease category pursuant to the attached Compensable Disease Matrix.

                                               EXHIBIT E TO DISCLOSURE STATEMENT


      3. If the Asbestos Claimant's claim was first filed after January 13, 2003, the Asbestos Claimant shall submit a sworn affidavit or other evidence satisfactory to the Claims Reviewer in order to satisfy the requirements of I.B.2.(2).

      C. A claims reviewer (the "Claims Reviewer") shall review the Claim Documentation provided by an Asbestos Claimant and shall notify the Collateral Trustee (as defined below) in writing that a particular Asbestos Claimant has satisfied the Claim Documentation requirements. The Claims Reviewer shall provide Congoleum and Claimants' Counsel with a copy of any such notices provided to the Collateral Trustee. The initial Claims Reviewer shall be the Kenesis Group. Should the Claims Reviewer identify deficiencies in the Claim Documentation submitted by an Asbestos Claimant, the Claims Reviewer shall notify Claimants' Counsel of such deficiencies. Any Asbestos Claimant who is subject to a notice of Claim Documentation deficiency shall have a period of sixty (60) days from the date of mailing of notice of deficiency to remedy such deficiencies. The Claims Reviewer and the Asbestos Claimant shall confer in good faith for fifteen (15) days in order to resolve such deficiencies. If the deficiencies identified by the Claims Reviewer are not remedied within the fifteen (15) day meet and confer period, such Asbestos Claimant will not become a Participating Asbestos Claimant and such Asbestos Claimant will be allowed to withdraw its claim.

      D. Any Asbestos Claimant may appeal a disallowance pursuant to Section I.C. by having the court in which the claim is pending determine on summary judgment basis whether the documentation satisfies the standards of allowance, and no appeal of the court's determination shall be allowed. Congoleum, Claimants' Counsel or the Plan Trustee may oppose the Asbestos Claimant's appeal.

                                               EXHIBIT E TO DISCLOSURE STATEMENT


      E. As to any Asbestos Claimant who submits Claim Documentation on or before May 20, 2003, the Claims Reviewer will mail any notice of deficiencies in Claim Documentation within forty (40) days after receipt of the Claims Documentation. As to any Asbestos Claimant who submits Claim Documentation after May 20, 2003, the Claims Reviewer will mail any notice of deficiencies in Claim Documentation within sixty (60) days after receipt of the Claims Documentation. If the Claims Reviewer does not mail notices of deficiencies within the time period set forth above to a particular Asbestos Claimant, that Asbestos Claimant's Claim Documentation shall be deemed satisfactory.

      F. Should the Claims Reviewer be unable or unwilling at any time to serve in the above-described capacity, Claimants' Counsel and Congoleum shall agree on an acceptable replacement. The Claims Reviewer shall provide periodic reports to Congoleum and Claimants' Counsel as they may reasonably request, at the expense of Congoleum.

      G. An Asbestos Claimant shall not qualify as a Participating Asbestos Claimant hereunder if the Asbestos Claimant's cause of action has been dismissed with prejudice by a court of competent jurisdiction on or before the Effective Date.

      H. Upon the Effective Date, a Participating Asbestos Claimant shall be deemed to have fully and finally liquidated, compromised and settled any and all of his or her Asbestos Claims in accordance with the terms of this Claimant Agreement.

II.   SECURED RIGHTS OF PARTICIPATING ASBESTOS CLAIMANTS

      A. On the Effective Date of this Claimant Agreement, Congoleum shall grant to the collateral trustee of the Collateral Trust (the "Collateral Trustee") for the benefit of each Participating Asbestos Claimant, a security interest (the "Security Interest") in the Collateral (as defined in the Security Agreement), as provided in and subject to the terms and conditions of the Security Agreement.

                                               EXHIBIT E TO DISCLOSURE STATEMENT


      B. The Security Interest shall secure an amount equal to seventy-five percent (75%) of the aggregate of all Participating Asbestos Claimants' Settlement Amounts (the "Secured Amount") as provided in the Collateral Trust Agreement and the Security Agreement. Congoleum's obligation to pay each Participating Asbestos Claimant its pro rata share of the Secured Amount shall be referred to herein as the "Secured Asbestos Claims."

      C. Until all of the Secured Asbestos Claims for all Participating Asbestos Claimants are paid in full, Congoleum shall evaluate, bring, prosecute, litigate, defend and settle any claim against its insurers to obtain Insurance Proceeds. Congoleum shall consult with Claimants' Counsel in order to retain a mutually acceptable counsel to prosecute any claim against its insurers to obtain Insurance Proceeds. Congoleum agrees to obtain the consent of Claimants' Counsel prior to entering into settlement of any claim against its insurers to obtain Insurance Proceeds, which consent shall not be unreasonably withheld, conditioned or delayed.

III.  TRUST ACCOUNT FOR INSURANCE PROCEEDS

      A. Payment of Secured Asbestos Claims shall be made from the Collateral Trust in accordance with the provisions of Section IV below and in accordance with the Collateral Trust Agreement.

      B. Congoleum may qualify the Collateral Trust as a Qualified Settlement Fund, pursuant to Section 468B of the Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder ("QSF").

      C. It is the expectation of Congoleum and Participating Asbestos Claimants that the Secured Asbestos Claims shall be paid entirely out of the Insurance Proceeds (as defined in the Security Agreement). Until such time as the Secured Asbestos Claims have been paid in full, Congoleum shall direct that payment of all Insurance Proceeds be made to the Collateral Trust and, in the event Congoleum receives any Insurance Proceeds, Congoleum, no later than five (5)

                                               EXHIBIT E TO DISCLOSURE STATEMENT


business days after its receipt of any Insurance Proceeds, shall remit such Insurance Proceeds to the Collateral Trust.

IV.   PAYMENT OF SECURED ASBESTOS CLAIMS

      A. The Collateral Trustee shall make payments to each Participating Asbestos Claimant up to the amount of such Participating Asbestos Claimant's Secured Asbestos Claim, by payment to the respective Claimants' Counsel for such Participating Asbestos Claimant, in accordance with the terms of the Collateral Trust Agreement.

      B. The portion of Congoleum's obligation to a Participating Asbestos Claimant to pay in excess of such Participating Asbestos Claimant's Secured Asbestos Claim shall constitute an unsecured claim (an "Unsecured Asbestos Claim"). Such an Unsecured Asbestos Claim shall be treated in accordance with the terms of a confirmed plan of reorganization in the event Congoleum files a chapter 11 case. If unpaid and if Congoleum does not commence a chapter 11 case within 24 months of the Effective Date, the Unsecured Asbestos Claim shall become immediately due and payable.

V.    LITIGATION MORATORIUM

      Congoleum and each Asbestos Claimant that has submitted the documents and information pursuant to Section I.B.1 agree to a 150-day litigation moratorium, commencing from the Effective Date, during which such Asbestos Claimant shall not pursue any lawsuit or other legal process with respect to any claim against Congoleum or any parent, subsidiary, distributor, or affiliate of Congoleum other than the claims process set forth in Section I above. Congoleum and each such Asbestos Claimant agree to toll all time-related affirmative defenses (including statute of limitation defenses) applicable to the respective Asbestos Claims during the period of the 150-day litigation moratorium.

                                               EXHIBIT E TO DISCLOSURE STATEMENT


VI.   PAYMENT TO CLAIMANTS COUNSEL

      Promptly on or as soon as practicable after the Effective Date of this Claimant Agreement, Congoleum will pay $1,000,000 to each Claimants' Counsel ("Expense Payments"). Expense Payments will be used by Claimants' Counsel to pay all out-of-pocket expenses, reasonable professionals' fees and expenses, and other costs that Claimants' Counsel may have incurred or may incur (i) in connection with the negotiation and implementation of this Claimant Agreement and the related Collateral Trust Agreement and Security Agreement, (ii) in connection with the negotiation of a possible "pre-packaged" chapter 11 plan of reorganization for Congoleum, and/or (iii) in connection with due diligence investigations related to a possible chapter 11 plan of reorganization.

VII.  CONSTRUCTION, ENTIRE AGREEMENT, DURATION

      A. This Claimant Agreement was negotiated between the parties hereto at arm's length, with each party receiving advice from independent legal counsel. It is the intent of the parties that no part of this Claimant Agreement be construed against any other party because of the identity of the drafter.

      B. This Claimant Agreement constitutes a single integrated written contract expressing the entire agreement among the parties hereto. This Claimant Agreement supersedes any prior understandings and agreements between or among the parties with respect to the subject matter of the Claimant Agreement. There are no representations, agreements, arrangements or understandings between or among the parties, oral or written, relating to the subject matter of this Claimant Agreement that are not fully expressed herein. Any statements, promises or inducements, whether made by any party or any agents of any party, that are not contained in this written Claimant Agreement shall not be valid or binding. The failure or

                                               EXHIBIT E TO DISCLOSURE STATEMENT


invalidation of any provision of this Claimant Agreement shall not in any way affect the validity, or performance of any party pursuant to, any other provision of this Claimant Agreement.

      C. The effective date of this Claimant Agreement shall be the date on which the Claimant Agreement has been signed and delivered by Congoleum and Claimants' Counsel ("Effective Date"). This Claimant Agreement shall have perpetual existence and may not be enlarged, modified or altered except by a written agreement signed by Congoleum and Claimants' Counsel.

      D. The signatory who has executed this Claimant Agreement on behalf of Congoleum expressly represents and warrants that he or she is fully authorized to sign on behalf of Congoleum for the purpose of duly binding Congoleum to this Claimant Agreement. The Claimant Agreement shall be binding upon the parties and their respective successors and assigns.

VIII. BANKRUPTCY OBLIGATIONS

      Congoleum shall incorporate substantially all of the material terms of this Claimant Agreement in any plan of reorganization that it may file or support in any chapter 11 case that Congoleum may commence as a debtor

IX.   AGREEMENT TO MEET AND CONFER

      To the extent any dispute arises over the application, interpretation or performance of this Claimant Agreement, Congoleum and Claimants' Counsel, on behalf of Participating Asbestos Claimants, agree to meet and confer for the purpose of attempting to resolve amicably any such dispute. To the extent any dispute cannot be resolved amicably by negotiation, Congoleum and Claimants' Counsel, on behalf of the Participating Asbestos Claimants, agree that they shall attempt to agree on an alternative dispute resolution mechanism before initiating any lawsuit;

                                             EXHIBIT E TO DISCLOSURE STATEMENT


provided, however, that nothing contained herein shall obligate either Congoleum or Claimants' Counsel to agree to any alternative dispute resolution mechanism.

X.    NOTICES

      All notices hereunder shall be in writing and shall be deemed to have been sufficiently given or served for all purposes (if mailed) three (3) calendar days after being deposited, postage prepaid, in the United States Mail, registered or certified mail, or (if delivered by express courier) one (1) business day after being delivered to such courier, or (if delivered in person or via facsimile with faxed confirmation) the same day as delivery if delivered on a business day before 4:30 p.m. EST or EDT (as applicable) or if not so delivered, on the next succeeding business day, except with respect to notices issued to the Collateral Trustee, such notices shall be deemed received on the date actually received by the Collateral Trustee. Notice to the Claimants' Counsel shall be deemed notice to each Asbestos Claimant. Notices shall be addressed as follows:

Congoleum:

Roger Marcus
Congoleum Corporation
3500 Quakerbridge Road
P.O. Box 3127 Mercerville, NJ 08619
(609) 584-3000 - Telephone No.
(609) 584-3685 - Facsimile No.

With copies to:

Bette Orr, Esq.
Gilbert, Heintz & Randolph LLP
1100 New York Avenue
7th Floor
Washington, DC 20005
(202) 772-2200 - Telephone No.
(202) 772-3333 - Facsimile No.

                                             EXHIBIT E TO DISCLOSURE STATEMENT


Norman L. Pernick, Esq.
Saul Ewing LLP
222 Delaware Avenue
Suite 1200
Wilmington, DE 19899
(302) 421-6800 - Telephone No.
(302) 421-6813 - Facsimile No.

Mark Chehi, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899
(302) 651-3000 - Telephone No.
(302) 651-3001 - Facsimile No.

Collateral Trustee:

Arthur Pergament
Pergament Advisors
950 Third Avenue, 3rd Floor
New York, NY 10022
(212) 754-7913
(212) 994-6229

Claimants' Counsel:

Perry Weitz, Esq.
Weitz & Luxenberg
180 Maiden Lane
New York, NY 10038
(212) 558-5500 - Telephone No.
(212) 344-5461 - Facsimile No.

Joseph F. Rice, Esq.
28 Bridgeside Boulevard
P.O. Box 1792 Mt. Pleasant, SC 29464
(843) 216-9000 - Telephone No.
(843) 216-9290 - Facsimile No.

XI.   GOVERNING LAW

      All disputes concerning the validity, interpretation and application of the Claimant Agreement or the Appendices hereto, or any provision thereof, and disputes concerning issues

                                             EXHIBIT E TO DISCLOSURE STATEMENT


within the scope of the Claimant Agreement shall be determined in accordance with the law of the State of Delaware, excluding any conflict of law provisions.

XII.  MISCELLANEOUS

      A. Each party shall take such steps and shall execute such documents as reasonably may be necessary or proper to effectuate the purpose and intent of this Claimant Agreement.

      B. This Claimant Agreement shall be executed in duplicate originals and signed by or on behalf of the parties hereto.

      C. This Claimant Agreement may be executed in any number of counterparts. Each of such counterparts for all purposes shall be deemed to be an original, and all such counterparts together shall constitute but one and the same Claimant Agreement.

      IN WITNESS WHEREOF, the parties have caused this Claimant Agreement to be duly executed this 10th day of April 2003.

                                    CONGOLEUM CORPORATION

                                    By /s/ Howard N. Feist III
                                       -----------------------------

                                    Title Chief Financial Officer
                                          --------------------------

                                    PARTICIPATING ASBESTOS CLAIMANTS

                                    By Claimants' Counsel

                                       /s/ Perry Weitz
                                       -----------------------------
                                       Perry Weitz, Esq.

                                       /s/ Joseph F. Rice
                                       -----------------------------
                                       Joseph F. Rice, Esq.

                                               EXHIBIT E TO DISCLOSURE STATEMENT

APPENDIX A

                           Compensable Disease Matrix
                           --------------------------

--------------------------------------------------------------------------------
    Disease Category                        Settlement Amount*
--------------------------------------------------------------------------------
      Mesothelioma                              $100,000
--------------------------------------------------------------------------------
       Lung Cancer                               $30,000
--------------------------------------------------------------------------------
      Other Cancer                               $10,000
--------------------------------------------------------------------------------
 Level II Non-Malignant                           $3,000
--------------------------------------------------------------------------------
  Level I Non-Malignant                           $1,000
--------------------------------------------------------------------------------

* Settlement Amounts do not include Extraordinary Claim Settlement Amounts, if any (as defined below)

                                Medical Criteria
                                ----------------

      To satisfy the requirements of Section I.B.2(1) of the Settlement Agreement Between Congoleum Corporation and Various Asbestos Claimants (the "Claimant Agreement"), a Participating Asbestos Claimant (as defined in the Claimant Agreement) must submit the evidence listed below for his or her applicable disease category.

XIII. GENERAL PROVISIONS

      For purposes of this Appendix, the following terms shall have the meanings set forth below. Terms used in singular shall be deemed to include the plural, and vice versa.

      A. "Basilar Crackles," sometimes called "rales," shall mean those sounds described in American Thoracic Society, "The Diagnosis of Nonmalignant Diseases Related to Asbestos," 134 American Review of Respiratory Disease 363(1986), and shall be observed in accordance with the criteria set forth therein.

      B. "Board-certified Internist" shall mean a physician licensed to practice medicine in the District of Columbia or in one or more U.S. states or territories and certified by the American Board of Internal Medicine in internal medicine at the time of that physician's relevant medical report or document.

      C. "Board-certified Pathologist" shall mean a physician licensed to practice medicine in the District of Columbia or in one or more U.S. states or territories and certified in anatomic pathology, or combined anatomic and clinical pathology, from the American Board of Pathology, and whose professional practice includes the field of pathology and involves regular evaluation of pathological materials obtained from surgical and post-mortem specimens.

                                               EXHIBIT E TO DISCLOSURE STATEMENT


      D. "Board-certified Pulmonary Specialist" shall mean a physician licensed to practice medicine in the District of Columbia or in one or more U.S. states or territories and certified by the American Board of Internal Medicine in the sub-specialty of pulmonary disease at the time of the relevant medical report.

      E. "Certified B-reader" shall mean an individual who has successfully completed the x-ray interpretation course sponsored by the National Institute of Occupational Safety and Health (NIOSH) and passed the NIOSH examination for certification as a B-reader and whose NIOSH certification is up to date at the time of his or her interpretation of the x-rays. Certified B-reader shall also include an individual who was at one time a certified B-reader and who has not subsequently failed the exam for certification or recertification as a B-reader.

      F. "Chest x-rays" shall mean chest radiographs taken in at least one view (Posterior-Anterior and Lateral) and graded quality 1 or 2 for reading according to the criteria established by the ILO. Notwithstanding the foregoing, in cases in which no quality 1 or 2 radiographs are available, radiographs of poorer quality shall not be automatically rejected but shall be evaluated for acceptability on a case-by-case basis.

      G. "ILO Grade" shall mean the radiology ratings for the presence of pleural or parenchymal lung changes by chest x-rays as established from time to time by the International Labour Office (ILO) and as set forth in "Guidelines for the Use of ILO International Classification of Radiographs of Pneumoconioses" (1980).

      H. "Occupational Physician" shall mean a physician specializing in the diagnosis and treatment of lung disease who is currently licensed to practice medicine in any state of the United States, the District of Columbia or any U.S. territory.

      I. "Predicted Values" for spirometry and lung volumes shall be those published by Morris, Clinical Pulmonary Function Testing, 2d Edition, Intermountain Thoracic Society (1984), or by Crapo, et al., "Reference Spirometric Values Using Techniques and Equipment That Meet ATS Recommendations," 123 American Review of Respiratory Diseases 659-64 (1981), or others that are substantially equivalent. "Predicted Values" for diffusing capacity shall be those published by Miller, et al., 127 American Review of Respiratory Disease 270-77
            (1983), or others that are substantially equivalent.

      J. "Pulmonary Function Testing" shall mean spirometry [forced vital capacity ("FVC"), the ratio of forced expiratory volume exhaled in one second over forced vital capacity ("FEV-1/FVC"), and vital capacity ("VC")], lung volume [total lung capacity ("TLC")], and diffusing capacity ("DLCO") testing that is in material compliance with the quality criteria established by the American Thoracic Society ("ATS") and is performed on equipment which is in material compliance with ATS standards for technical quality and calibration, all as set forth in 20 C.F.R. 718.103 and Appendix B thereto or in the ATS guidelines in

                                               EXHIBIT E TO DISCLOSURE STATEMENT


            144 American Review of Respiratory Disease 1202-18 (1991), and 152 American Review of Respiratory and Critical Care Medicine 1107-36
            (1995), or other standards for technical quality and calibration that are substantially equivalent to the ATS standards. The Claims Reviewer may examine all back-up data (including, without limitation, flow volume loops and spirographs) pertaining to Pulmonary Function Testing of a Participating Asbestos Claimant to ensure that these quality criteria and standards have been satisfied in all material respects.

      K. "Qualified Physician" shall mean any physician as defined in Section I.B to D, and H and for purposes of x-ray interpretation any individual as defined in Section I.E.

XIV.  MESOTHELIOMA

      In order for a Participating Asbestos Claimant to satisfy the requirements of Section I.B.2(1) of the Claimant Agreement for the Mesothelioma disease category, the Participating Asbestos Claimant must submit a report by a Board-certified Pathologist, or another competent physician acceptable to the Claims Reviewer, supporting the Participating Asbestos Claimant's diagnosis of a malignant mesothelioma.

XV.   LUNG CANCER

      In order for a Participating Asbestos Claimant to satisfy the requirements of Section I.B.2(1) of the Claimant Agreement for the Lung Cancer disease category, the Participating Asbestos Claimant must submit:

      A. A report by a Qualified Physician establishing that the Participating Asbestos Claimant has a primary carcinoma of the lung; and

      B.    Either one of the following:

            1. A statement from a Qualified Physician that the carcinoma in question is causally related to Participating Asbestos Claimant's asbestos exposure; or

            2. A report by a Certified B-reader showing that the Participating Asbestos Claimant has a Chest X-ray reading of 1/0 or higher on the ILO scale and/or bilateral pleural plaques, bilateral pleural thickening, or bilateral pleural calcification.

XVI.  OTHER CANCER

      In order for a Participating Asbestos Claimant to satisfy the requirements of Section I.B.2(1) of the Claimant Agreement for the Other Cancer disease category, the Participating Asbestos Claimant must submit:

                                               EXHIBIT E TO DISCLOSURE STATEMENT


      A. A report by a Board-certified Pathologist establishing the Participating Asbestos Claimant with a primary colorectal, esophageal, laryngeal, pharyngeal or gastric carcinoma; and

      B.    Either one of the following:

            1. A statement by a Qualified Physician that the carcinoma in question is causally related to Participating Asbestos Claimant's asbestos exposure; or

            2. A report by a Certified B-reader showing that the Participating Asbestos Claimant has a Chest X-ray reading of 1/0 or higher on the ILO scale and/or bilateral pleural plaques, bilateral pleural thickening, or bilateral pleural calcification. No other asbestos-related cancer shall be compensable as an Other Cancer under this Claimant Agreement.

XVII. LEVEL II NON-MALIGNANT

      In order for a Participating Asbestos Claimant to satisfy the requirements of Section I.B.2(1) of the Claimant Agreement for the Level II Non-Malignant disease category, the Participating Asbestos Claimant must submit:

      A. Clinical Evidence of Asbestosis: A diagnosis of pulmonary asbestosis by a Qualified Physician based upon either or the following two sets of minimum objective criteria:

            1. Chest x-rays which, in the opinion of a Certified B-reader, show small irregular opacities of ILO Grade 1/0; and Pulmonary Function Testing and physical examination that show either:

                  a. FVC < 80% of Predicted Value with FEV-1/FVC >/= 65% (actual value) if the individual tested is at least 75 years old at the date of testing, >/=70% (actual value) if the individual tested is at least 65 years old but less than 75 years old at the date of testing, and >/= 75% (actual value) if the individual tested is less than 65 years old at the date of testing; or

                  b.    TLC < 80% of Predicted Value; or

                  c. Bilateral Basilar Crackles, and also the absence of any more probable explanation for the crackles other than the presence of asbestos-related lung disease; or

            2. Chest x-rays which, in the opinion of a Certified B-reader show small irregular opacities of ILO grade 1/1 or greater; and Pulmonary Function Testing that shows either:

                                               EXHIBIT E TO DISCLOSURE STATEMENT


                  a. FVC < 80% of Predicted Value with FEV-1/FVC >/= 65% (actual value) if the individual tested is at least 70 years old at the date of testing, >/= 70% (actual value) if the individual tested is at least 60 years old but less than 70 years old at the date of testing, and >/= 75% (actual value) if the individual tested is less than 60 years old at the date of testing; or

                  b.    TLC < 80% of Predicted Value.

      B.    Pathological Evidence of Asbestosis: A statement by a
            Board-certified Pathologist that more than one representative section of lung tissue otherwise uninvolved with any other process (e.g., cancer or emphysema) demonstrates a pattern of peribronchiolar or parenchymal scarring in the presence of characteristic asbestos bodies, and also that there is no other more probable explanation for the presence of the fibrosis.

      C. Bilateral Pleural Thickening: Chest x-rays demonstrating bilateral pleural thickening of ILO Grade B2 or greater that (1) has not been followed by a malignancy; and (2) is not explained by any other condition in the subject's history; and Pulmonary Function Testing that, in the opinion of a Board-certified Internist, Pulmonary Specialist, or Occupational Physician shows:

            1.    TLC < 80% of Predicted Value; or

            2.    FVC < 80% of Predicted Value; and in either case

            3. A statement by the Board-certified Internist, Pulmonary Specialist, or Occupational Physician that the asbestos-related changes are substantial contributing factors in causing the pulmonary function changes.

XVIII. LEVEL I NON-MALIGNANT

      In order for a Participating Asbestos Claimant to satisfy the requirements of Section I.B.2(1) of the Claimant Agreement for the Level I Non-Malignant disease category, the Participating Asbestos Claimant must submit either:

      A. A report by a Qualified Physician stating that the Participating Asbestos Claimant has or had a Chest X-ray reading of 1/0 or higher on the ILO scale, or a CT scan read by a Qualified Physician showing bilateral pleural plaques, bilateral pleural thickening, or bilateral pleural calcification or if an ILO reading is not available, a Chest X-Ray reading or CT scan read by a Qualified Physician showing bilateral interstitial fibrosis, bilateral interstitial markings, bilateral pleural plaques, bilateral pleural thickening, or bilateral pleural calcification consistent with, or compatible with, a diagnosis of asbestos-related disease, or such other competent evidence acceptable to the Claims Reviewer with medical evidence such as a diagnosis of an asbestos-related condition by a Qualified Physician, showing that

                                               EXHIBIT E TO DISCLOSURE STATEMENT


            the Participating Asbestos Claimant's non-malignant condition is causally related to asbestos exposure; or

      B.    A statement by a Board-certified Pathologist that:

            1. More than one representative section of lung tissue otherwise uninvolved with any other process (e.g. cancer, emphysema) demonstrates a pattern of per bronchiolar or parenchymal scarring in the presence of characteristic asbestos bodies; and

            2. There is no other more likely explanation for the presence of the fibrosis.

                              Extraordinary Claims
                              --------------------

      The Claims Reviewer may award a settlement amount to a Participating Asbestos Claimant up to five (5) times the Settlement Amount for the Disease Category in question ("Extraordinary Claim Settlement Amount"). The procedures relating to any such award are as follows:

      At the same time that an Asbestos Claimant submits the documentation required under Section I.B.2 of the Claimant Agreement, an Asbestos Claimant may request in writing to the Claims Reviewer that his or her Asbestos Claim be considered for an Extraordinary Claim Settlement Amount.

      A Participating Asbestos Claimant may be entitled to an Extraordinary Claim Settlement Amount only if he or she:

            Satisfies the requirements to the Medical Criteria above for the Disease Category in question; and

            Demonstrates that his or her exposure to asbestos was greater than 40% the result of exposure to an asbestos-containing product manufactured, sold, or distributed by Congoleum or for which Congoleum otherwise may have legal liability; and

            Demonstrates that there is little likelihood of a successful recovery elsewhere.

      C. The Claims Reviewer shall consider simultaneously all requests for an Extraordinary Claim Settlement Amount no later than ninety (90) days from the deadline to submit Claim Documentation under Section I.B.2 of the Claimant Agreement. The Claims Reviewer shall notify the Participating Asbestos Claimants in writing as to whether the Participating Asbestos Claimants is entitled to the requested Extraordinary Claims Settlement Amount and the amount of the Extraordinary Claims Settlement Amount, if any.

                                               EXHIBIT E TO DISCLOSURE STATEMENT


D.    Appeal Procedures

      1. A Participating Asbestos Claimant may appeal a Claims Reviewer's determination by requesting arbitration in writing to the Claims Reviewer within ten (10) days of receipt of the Claims Reviewer's determination.

      2. The neutral arbitrator shall be Michael Rozen from The Feinberg Group, LLP (the "Arbitrator"). Should Mr. Rozen be unable or unwilling at any time to serve as the Arbitrator, Claimants' Counsel and Congoleum shall agree on an acceptable replacement.

      3. The Arbitrator shall consider the positions of the parties as set forth in written submissions to be filed with the Arbitrator within sixty (60) days after the written request for arbitration.

      4. The Arbitrator shall make a final decision within sixty (60) days of the date set for submission. The Arbitrator is not empowered to award damages in excess of the maximum amount of the Extraordinary Claims Settlement Amount for the Disease Category in question and the Participating Asbestos Claimant expressly waives and foregoes any right to punitive, exemplary or similar damages. The decision of the Arbitrator shall be final and binding.

       5. The Participating Asbestos Claimant shall bear its own costs. The reasonable fees and costs of the Arbitrator and the reasonable costs incurred by the Claims Reviewer shall be paid by the Collateral Trust, Plan Trust or any successor trust (as defined in Collateral Trust Agreement).

                                               EXHIBIT E TO DISCLOSURE STATEMENT
APPENDIX B

                              RELEASE AND INDEMNITY


STATE OF ________________________

COUNTY OF _______________________

      KNOW ALL MEN BY THESE PRESENTS THAT the Undersigned, [Executor], individually and as [Capacity] of the Estate of _______________, deceased (Social Security No. __________) ("Decedent"), on behalf of himself or herself and the heirs, administrators, executors, personal representatives, and assigns of Decedent, hereinafter collectively referred to as "Releasors," for consideration of the sum of One Dollar and other good and valuable consideration, do hereby forever release and discharge Congoleum Corporation, all of its present and former shareholders, directors, officers, employees, agents and servants, and all of its present and former divisions and subsidiary corporations, and any and all predecessors, successors, distributors, and assigns, and their insurance carriers to the extent of coverage provided to any of the foregoing, hereinafter collectively referred to as "Releasees," from any and all claims, causes or rights of action, demands and damages of every kind and nature whatsoever, including but not limited to, any and all present claims relating to asbestos-related diseases, injuries, cancers, and/or malignancies, including, but not limited to, loss of consortium, companionship, service, support, pain and suffering, medical expenses, injury and damage of any kind, including the wrongful death of Decedent, which any of the Releasors now has that is in any way related to the possible exposure of Decedent to asbestos or asbestos-containing products manufactured, sold, supplied, distributed, installed, handled, or removed by any of the Releasees, which may have caused injuries or damages to any of the Releasors or for which Releasees may bear legal responsibility. The undersigned reserve all rights to proceed at law and/or in equity against any person, corporation and/or association other than Releasees for harmful exposure to asbestos or asbestos- containing products.

      The Releasors agree that this is a compromise of doubtful and disputed claims and that the payment of the consideration for this Release is not to be considered as an admission of liability on the part of any person or entity released hereby. It is further understood that this Release is not intended to relinquish any claim the Releasees may have against any party or any claim the Releasors have against any party that is not a Releasee. The parties further agree that this Agreement shall not be admissible in any suit or proceeding whatsoever as evidence or admission of any liability.

      In order to induce the payment of the aforesaid consideration, the Releasors, jointly and severally, do covenant and agree to defend, hold harmless and indemnify all Releasees from any and all claims, actions, and suits of every nature whatsoever, including without limitation any and all claims (i) of any Worker's Compensation carrier, any employer who is self-insured for Worker's Compensation purposes, any governmental Worker's Compensation funds, and/or arising under any state Worker's Compensation law, (ii) arising under the Federal Longshoremen's and Harbor Workers' Act, (iii) of any health care provider (including all medical, hospital, ambulance and/or drug bills or related expenses), and (iv) of any insurance carrier or other party who has, or claims to have, a lien against the aforesaid consideration, and all such claims as may now be pending or which may heretofore have been made, against any or

                                               EXHIBIT E TO DISCLOSURE STATEMENT
APPENDIX B


all of the Releasees, which may be brought and/or made on account of any claimed injuries and/or damages arising from or relating to the exposure of Decedent to asbestos or asbestos-containing products, and to indemnify them in legal tender and/or by offset, up to the full extent of the compensation paid or to be paid pursuant to the Claimant Agreement (defined below). The Release and Indemnity provisions contained herein are specifically intended to operate and be applicable even if it is alleged, charged or proven that all or some of the claims released or damages sought are caused in whole or in part by the sole, concurrent or contributory negligence or other conduct of any type by any of the Releasees.

      It is further agreed that this Release and that certain Settlement Agreement between Congoleum Corporation. and Various Asbestos Claimants (the "Claimant Agreement"), in which Releasors have joined, set forth the entire agreement between the parties and there is no other promise, agreement or inducement other than that as expressed herein and in the Settlement Agreement.

      The undersigned further states:

1. That he or she is of legal age, with no mental disability of any kind, and is fully and completely competent to execute this Release and Indemnity on his or her own behalf and on behalf of the Estate of Decedent and the other Releasors. The undersigned certifies that he or she is the duly appointed [Capacity] of the Estate of Decedent, having been appointed to that position by order of a court of competent jurisdiction;

2. That the above Release and Indemnity has been explained to the undersigned and he or she knows the contents as well as the effect thereof;

3. That he or she understands that Congoleum has made a settlement offer to pay approximately _______ claims and the amount of compensation paid with respect to Decedent is based on the application of a matrix value to Decedent's medical diagnosis; and

4. That Decedent was exposed to an asbestos-containing product manufactured, sold, or distributed by Congoleum or for which Congoleum has legal liability.

      The undersigned further states that he or she executed this instrument after consultation with his or her attorney or the opportunity to consult with an attorney.

      The undersigned hereby declares under penalty of perjury, pursuant to 28 U.S.C ss. 1746, that the foregoing is true and correct,

__________________________________

[Executor's Name]

Date: ____________________________

                                               EXHIBIT E TO DISCLOSURE STATEMENT
APPENDIX B

                               RELEASE AND INDEMNITY


      STATE OF _________________

      COUNTY OF ________________

      KNOW ALL MEN BY THESE PRESENTS THAT WE, [Name], (Social Security No. __________) ("Claimant"), individually, and, if he/she is married, his/her spouse, [Spouse] ("Spouse"), Social Security No. _____________, as husband and wife, on behalf of themselves, their heirs, administrators, executors, personal representatives, and assigns, hereinafter collectively referred to as "Releasors," for consideration of the sum of One Dollar and other good and valuable consideration, do hereby forever release and discharge Congoleum Corporation, all of its present and former shareholders, directors, officers, employees, agents and servants, and all of its present and former divisions and subsidiary corporations, and any and all predecessors, successors, distributors and assigns, and their insurance carriers to the extent of coverage provided to any of the foregoing, hereinafter collectively referred to as "Releasees," from any and all claims, causes or rights of action, demands and damages of every kind and nature whatsoever, including but not limited to, any and all present claims relating to asbestos-related diseases, injuries, cancers, and/or malignancies, including, but not limited to, loss of consortium, companionship, service, support, pain and suffering, medical expenses, injury and damage of any kind, including the wrongful death of Claimant, which any of the Releasors now has that is in any way related to the possible exposure of Claimant to asbestos or asbestos-containing products manufactured, sold, supplied, distributed, installed, handled, or removed by any of the Releasees, which may have caused injuries or damages to any of the Releasors or for which Releasees may bear legal responsibility. The undersigned reserve all rights to proceed at law and/or in equity against any person, corporation and/or association other than Releasees for harmful exposure to asbestos or asbestos- containing products.

      It is the intent of this Release not to release, and the Releasors specifically do not release, claims for lung cancer, mesothelioma, primary colon-rectal, laryngeal, esophageal or stomach cancer, or death resulting from lung cancer, mesothelioma, primary colon-rectal, laryngeal, esophageal or stomach cancer, not diagnosed as of the date hereof and allegedly resulting or alleged to result from Claimant's exposure to asbestos or asbestos-containing products.

      The parties to this Release further understand and agree that nothing in this Release is intended to settle, waive or relinquish any claim that Spouse individually may have today or in the future against Releasees or any other entity for an asbestos-related injury or disease that results from his/her personal exposure to asbestos-fibers and/or products manufactured, sold or distributed by Releasees or any other manufacturer, supplier or distributor of asbestos-containing products. The Releasors further agree that this is a compromise of doubtful and disputed claims and that the payment of the consideration for this Release is not to be considered as an admission of liability on the part of any person or entity released hereby. It is further understood that this Release is not intended to relinquish any claim the Releasees may have against any party or any claim the Releasors have against any party that is not a Releasee. The parties further agree that this Agreement shall not be admissible in any suit or proceeding whatsoever as evidence or admission of any liability.

      In order to induce the payment of the aforesaid consideration, the Releasors, jointly and severally, do covenant and agree to defend, hold harmless and indemnify all Releasees from any and all claims, actions, and suits of every nature whatsoever, including without limitation any and all claims (i) of any

                                               EXHIBIT E TO DISCLOSURE STATEMENT
APPENDIX B

Worker's Compensation carrier, any employer who is self-insured for Worker's Compensation purposes, any governmental Worker's Compensation funds, and/or arising under any state Worker's Compensation law, (ii) arising under the Federal Longshoremen's and Harbor Workers' Act, (iii) of any health care provider (including all medical, hospital, ambulance and/or drug bills or related expenses), and (iv) of any insurance carrier or other party who has, or claims to have, a lien against the aforesaid consideration, and all such claims as may now be pending or which may heretofore have been made against any or all of the Releasees, which may be brought and/or made on account of any claimed injuries and/or damages arising from or relating to the exposure of Claimant to asbestos or asbestos-containing products, and to indemnify them in legal tender and/or by offset, up to the full extent of the compensation paid or to be paid pursuant to the Settlement Agreement. The Release and Indemnity provisions contained herein are specifically intended to operate and be applicable even if it is alleged, charged or proven that all or some of the claims released or damages sought are caused in whole or in part by the sole, concurrent or contributory negligence or other conduct of any type by any of the Releasees.

      It is further agreed that this Release and that certain Settlement Agreement between Congoleum Corporation and Various Asbestos Claimants (the "Claimant Agreement"), in which Releasors have joined, set forth the entire agreement between the parties and there is no other promise, agreement or inducement other than that as expressed herein and in the Claimant Agreement.

      The undersigned further state:

1. That each of them is of legal age, with no mental disability of any kind, and is fully and completely competent to execute this Release and Indemnity on his or her own behalf;

2. That the above Release and Indemnity has been explained to them and they know the contents as well as the effect thereof;

3. That they understand that Congoleum Corporation made a settlement offer to pay approximately ______ claims and the amount of compensation paid to Claimant is based on the application of a matrix value to Claimant's medical diagnosis; and

4. That Claimant was exposed to an asbestos-containing product manufactured, sold, or distributed by Congoleum or for which Congoleum has legal liability.

      The undersigned further state that they executed this instrument after consultation with their attorney or the opportunity to consult with an attorney.

      Each of the undersigned hereby declares under penalty of perjury, pursuant to 28 U.S.C ss. 1746, that the foregoing is true and correct,

      ________________________________
      [Name]
      Social Security No. ____________

      Date: __________________________


      ________________________________
      [Spouse]
      Social Security No. ____________

      Date: __________________________

                                               EXHIBIT E TO DISCLOSURE STATEMENT


                 FIRST AMENDMENT TO SETTLEMENT AGREEMENT BETWEEN
              CONGOLEUM CORPORATION AND VARIOUS ASBESTOS CLAIMANTS

      This first amendment to the Settlement Agreement Between Congoleum Corporation And Various Asbestos Claimants ("Amendment to the Claimant Agreement") is entered into by, between and among Congoleum Corporation, its predecessors, successors, distributors and assigns (collectively, "Congoleum"), and the Participating Asbestos Claimants, by and through representative plaintiffs' counsel, Perry Weitz, Esq. and Joseph F. Rice, Esq. ("Claimants' Counsel").

                                    RECITALS

      WHEREAS, Congoleum and Participating Asbestos Claimants entered into an agreement titled Settlement Agreement Between Congoleum Corporation And Various Asbestos Claimants (the "Claimant Agreement") dated April 10, 2003; and

      WHEREAS, Congoleum and Participating Asbestos Claimants wish to extend the time within which Asbestos Claimants may accept the terms of the Claimant Agreement and agree to be bound by the Claimant Agreement and to extend the time for such Asbestos Claimants to be eligible to provide Claim Documentation and to qualify as a Participating Asbestos Claimant; and

      WHEREAS, Congoleum, the Collateral Trustee and the Delaware Trustee entered into the Collateral Trust Agreement pursuant to which a statutory trust under the Delaware Statutory Trust Act was created on April 17, 2003 (the "Collateral Trust Agreement"); and

      WHEREAS, Congoleum, the Collateral Trustee, and the Delaware Trustee, with the consent of Claimants' Counsel, contemporaneously herewith are executing that certain first amendment to the Collateral Trust Agreement (the "Amendment to the Collateral Trust Agreement"); and

                                               EXHIBIT E TO DISCLOSURE STATEMENT


      WHEREAS, on or about April 11, 2003 and April 17, 2003, respectively, Congoleum executed agreements titled "Security Agreement" and "Second Security Agreement" (collectively, the "Security Agreements") granting to the Collateral Trust a present and continuing security interest in certain insurance proceeds; and

      WHEREAS, Congoleum and the Collateral Trustee have contemporaneously herewith terminated the Security Agreements and entered into a subsequent security agreement ("Superceding Security Agreement") to eliminate any confusion as to the effective date of the grant of the Security Interest; and

      WHEREAS, the Parties desire to enter into this Amendment to the Claimant Agreement to confirm their agreement with respect to (i) the amendment of certain deadlines related to qualification as Participating Claimants; (ii) the termination of the Security Agreements; (iii) the execution of the Superceding Security Agreement; and (iv) certain other matters relating to the foregoing, as hereafter provided;

      NOW, THEREFORE, intending to be legally bound hereby, Congoleum and each of the Participating Asbestos Claimants agree that the Claimant Agreement shall be amended as follows:

                                    AGREEMENT

      1. Section I.B.1 and I.B.2 of the Claimant Agreement shall be replaced in its entirety with:

            B. To qualify as a Participating Asbestos Claimant, each Asbestos Claimant, or his counsel, must

      1. On or before July 1, 2003, submit in an electronic form reasonably satisfactory to the Claims Reviewer the following documents and information in form and substance

                                               EXHIBIT E TO DISCLOSURE STATEMENT


satisfactory to the Claims Reviewer: (1) the Asbestos Claimant's name and social security number; (2) the Asbestos Claimant's alleged disease or injury; (3) for all cases filed after February 14, 2003, a statement by counsel of record that the claimant can comply with exposure requirements of the Agreement; (4) a statement that his or her Asbestos Claim was filed in a court of competent jurisdiction on or before July 1, 2003; and (5) a statement that the Asbestos Claimant is interested in participating in this Claimant Agreement; and

      2. On or before August 15, 2003, submit in writing the following documents and information in form and substance satisfactory to the Claims Reviewer: (1) evidence of bodily injury, sickness or disease consistent with the terms and meaning of the Compensable Disease Matrix; however, if such Asbestos Claimant was qualified as a Participating Category D Claimant under the Settlement Agreement Between ACandS, Inc. and Various Asbestos Claimants, dated April 17, 2002 (the "ACandS Claimant Agreement"), a notice indicating that the claimant will rely upon the evidence submitted to the Claims Reviewer in connection with the ACandS Claimant Agreement will satisfy this requirement; (2) a statement swearing under penalty of perjury or witnessed by a notary, that the Asbestos Claimant was exposed to an asbestos-containing product manufactured, sold, or distributed by Congoleum or for which Congoleum has legal liability; (3) a claim form that will indicate the Asbestos Claimant's name, social security number, exposure date and diagnosis date; (4) proof that the Asbestos Claimant had filed a claim in a court of competent jurisdiction against Congoleum on or before July 1, 2003; and (5) a release in the form of Appendix B hereto or another form acceptable to Congoleum (collectively "Claim Documentation"). Asbestos Claimants should note that if they were qualified under the ACandS Claimant Agreement as a Non-Malignant Participating Category D Claimant, reliance on the submission in connection with the ACandS Claimant


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

                                               EXHIBIT E TO DISCLOSURE STATEMENT


Agreement will mean qualification here as a Level 1 Non-Malignant disease category pursuant to the attached Compensable Disease Matrix.

      2. Section I.E of the Claimant Agreement shall be replaced in its entirety with:

            E. As to any Asbestos Claimant who submits Claim Documentation on or before July 7, 2003, the Claims Reviewer will mail any notice of deficiencies in Claim Documentation within thirty (30) days after receipt of the Claims Documentation. As to any Asbestos Claimant who submits Claim Documentation after July 7, 2003, the Claims Reviewer will mail any notice of deficiencies in Claim Documentation within sixty (60) days after receipt of the Claims Documentation. If the Claims Reviewer does not mail notices of deficiencies within the time period set forth above to a particular Asbestos Claimant, that Asbestos Claimant's Claim Documentation shall be deemed satisfactory.

      3. Sections II.A and II.B of the Claimant Agreement shall be replaced in their entirety with:

II.   SECURED RIGHTS OF PARTICIPATING ASBESTOS CLAIMANTS

      A. The Security Interest contemplated by the Superceding Security Agreement shall secure an amount equal to seventy-five percent (75%) of the aggregate of all Participating Asbestos Claimants' Settlement Amounts (the "Secured Amount") as provided in the Collateral Trust Agreement and the Superceding Security Agreement. Congoleum's obligation to pay each Participating Asbestos Claimant its pro rata share of the Secured Amount shall be referred to herein as the "Secured Asbestos Claims."

      B. Until all of the Secured Asbestos Claims for all Participating Asbestos Claimants are paid in full, Congoleum shall evaluate, bring, prosecute, litigate, defend and settle any claim against its insurers to obtain Insurance Proceeds. Congoleum shall consult with Claimants'

                                               EXHIBIT E TO DISCLOSURE STATEMENT


Counsel in order to retain a mutually acceptable counsel to prosecute any claim against its insurers to obtain Insurance Proceeds. Congoleum agrees to obtain the consent of Claimants' Counsel prior to entering into settlement of any claim against its insurers to obtain Insurance Proceeds, which consent shall not be unreasonably withheld, conditioned or delayed.

      4. Section II.C of the Claimant Agreement shall be deleted.

      5. The paragraph below shall be added to the Claimant Agreement as Section
III.D:

            D. The beneficial interests in the Collateral Trust are not transferable or assignable, except as may be provided under operation of law or after the death of a Participating Asbestos Claimant pursuant to a will or the law applicable to the decendent's estate. The beneficial interests in the Collateral Trust shall not be evidenced by a separate certificate. Nothing in this paragraph III.D shall in any way restrict the ability of the Collateral Trust to transfer the Trust Assets (as defined in the Collateral Trust Agreement) to any trust established pursuant to a plan of reorganization for Congoleum under chapter 11 of the United States Bankruptcy Code.

      6. Other than expressly provided for herein, the terms of the Claimant Agreement shall remain in full force and effect.

      7. The Claimant Agreement and this Amendment to the Claimant Agreement (collectively, the "Agreements") constitute a single integrated written contract expressing the entire agreement among the parties hereto with respect to the subject matter hereof. The Agreements supercede any prior understandings and agreements between or among the parties with respect to the subject matter of the Agreements. Any statements, promises or inducements, whether made by any party or any agents of any party, that are not contained in the Agreements shall not be valid or binding. The failure or invalidation of any provision of the Agreements

                                               EXHIBIT E TO DISCLOSURE STATEMENT


shall not in any way affect the validity or performance of any party pursuant to any other provision of the Agreements.

      8. References in the Claimant Agreement, the Superceding Security Agreement, and the Collateral Trust Agreement to the "Claimant Agreement" shall be deemed references to the Agreements.

      9. This Amendment to the Claimant Agreement may be executed in any number of counterparts. Each of such counterparts for all purposes shall be deemed to be an original, and all such counterparts together shall constitute but one and the same Amendment to the Claimant Agreement.

      IN WITNESS WHEREOF, the parties have caused this First Amendment to the Claimant Agreement to be duly executed this 6th day of June 2003.


                                          CONGOLEUM CORPORATION


                                          By /s/ Howard N. Feist III
                                             --------------------------------
                                          Title Chief Financial Officer
                                                -----------------------------


                                          PARTICIPATING ASBESTOS CLAIMANTS

                                          By Claimants' Counsel

                                             /s/ Perry Weitz
                                             --------------------------------
                                             Perry Weitz, Esq.

                                             /s/ Joseph F. Rice
                                             --------------------------------
                                             Joseph F. Rice, Esq.


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